Genie Lens, Inc.
Balance Sheets
(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash	$ -	$ -
Total current assets	-	-
Loans to shareholder	204,000	-
Total assets	$ 204,000	$ -
LIABILITIES AND SHAREHOLDERS' EQUITY		
Loan from shareholder	$ 23,559	$ 23,559
Total long-term liabilities	23,559	23,559
Commitments and contingencies	-	-
Common stock, no par value; 1,000,000 shares authorized, 15,000 issued and outstanding	-	-
Paid-in-capital	-	-
Accumulated deficit	180,441	(23,559)
Total shareholders' equity/(deficit)	180,441	(23,559)
Total liabilities and shareholders' equity	$ 204,000	$ -